Exhibit 6

For Immediate Release	14 September 2015

WPP PLC (“WPP”)

Ogilvy acquires majority stake in online performance marketing agency Jüssi in Brazil

WPP announces that its wholly-owned operating company Ogilvy, the global marketing communications agency, has acquired a majority stake of Jüssi Intention Marketing Ltda. (“Jüssi”), a leading online performance, programmatic and conversion marketing agency in Brazil.

Jüssi’s clients include Allianz Global Assistance & Corporate, Amazon, Decathlon, FNAC, Google, LinkedIn and Terra. Founded in 2010, the company employs 120 people and is based in São Paulo. Jüssi will be part of the Ogilvy Group in Brazil (Ogilvy & Mather, David Agency, Nine, Etco and Foster) and will continue to operate under the Jüssi name.

This investment continues WPP’s strategy of investing in fast growing sectors such as digital and its commitment to developing its strategic networks throughout Latin America, while bolstering the Group’s leadership position in Brazil. The Group (including associates and investments) collectively generates revenues of US$1.6 billion in Latin America and employs 23,000 people. In Brazil the Group (including associates and investments) generates revenues of around US$600 million and employs over 7,000 people.

WPP’s digital revenues were US$6.9 billion in 2014, representing 36% of the Group’s total revenues of US$19 billion. WPP has set a target of 40-45% of revenue to be derived from digital in the next five years.

Contact:

Feona McEwan, WPP	+ 44(0) 207 408 2204
Kevin McCormack, WPP	+1 (212) 632 2239